

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2011

<u>Via E-mail</u>
Glenn James
Chief Executive Officer
Renaissance Learning, Inc.
2911 Peach Street
P.O. Box 8036
Wisconsin Rapids, WI 54495-8036

     Re: **Renaissance Learning, Inc.**
           Form 10-K & 10-K/A for the Fiscal Year Ended December 31, 2010
           Filed March 8, 2011 and April 15, 2011, respectively
           File No. 000-22187

Dear Mr. James:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information of the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               /s/ Kathleen Collins

                               Kathleen Collins
                               Accounting Branch Chief